Lincoln Mining, Corp.

605 Pacific Avenue

Manhattan Beach, CA 90266

Tel: 323-449-2180  ; Fax: 310-545-7021

April 1, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Washington, D.C.

20549

Re:

Request to Withdraw Registration Statement on

Form SB-2 (RW) - SEC File Number 333-148648

Dear Sirs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Atlantic Resources Inc. (the " Registrant") hereby requests the withdrawal of its registration statement on Form SB-2 (File No. 333-148648) (the “Registration Statement”).  The Registration Statement was filed with the Securities & Exchange Commission (the "Commission") on January 14, 2008 and was amended on February 4, 2008.

The Registrants confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrants’ account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Yours truly,

/s/ John Pulos

John Pulos

President